Global Markets & Investment Banking
4 World Financial Center — 5th Floor
New York, New York 10080
Merrill Lynch	212-349-6500
April 23, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orexigen Therapeutics, Inc. (the “Company”) Common Stock Registration Statement No. 333-139496
Gentlemen:
On behalf of the underwriters, we hereby join the Company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. New York time on April 25, 2007, or as soon thereafter as possible, pursuant to Rule 430A.
The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representative, has and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.
In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the preliminary prospectus dated April 9, 2007:

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	5,324
Dealers	37
Individuals & Corporations	1,341
MLPF&S Inc. Branch Offices	5,558

12,281 Copies

Very truly yours,

MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla

Name: Palma Mazzolla
Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A to the Purchase Agreement